--------                                                                                             -------------------------------
 FORM 3                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION                           OMB APPROVAL
--------                              WASHINGTON, D.C.  20549                                        OMB Number:  3235-0104
                                                                                                     Expires: December 31, 2001
                                                                                                     Estimated average burden
                                                                                                     hours per response ........0.5
                        INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES                      -------------------------------

                Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
             Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
                              30(f) of the Investment Company Act of 1940
(Print or Type Responses)
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
1.  Name and Address of Reporting Person*   2.  Date of Event         4. Issuer Name AND Ticker or Trading Symbol
                                                Requiring Statement
WorldCom, Inc.                                  (Month/Day/Year)      Telemonde, Inc.
-----------------------------------------                             -------------------------------------------------------------
    (Last)       (First)     (Middle)            September 19, 2000   5. Relationship of Reporting Person(s)     6. If Amendment,
                                                                            to Issuer (Check all applicable)        Date of
                                            -----------------------     ___  Director       ___ 10% Owner           Original
500 Clinton Center Drive                    3. IRS Identification       ___  Officer (give  ___ Other (specify      (Month/Day/Year)
-----------------------------------------      Number of Reporting               title below)  below)            -------------------
                 (Street)                      Person, if an                 ---------------------------         7. Individual or
                                               entity (voluntary):                                                  Joint/Group
                                                                                                                    Filing (Check
                                                                                                                    Applicable Line)
                                                                                                                [X] Form filed by
                                                                                                                    One Reporting
                                                                                                                    Person
                                                                                                                __  Form filed by
                                                                                                                    More than One
Clinton, Mississippi 39056                                                                                          Reporting Person
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 (City)       (State)        (Zip)                   TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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1. Title of Security                         2.  Amount of Securities       3. Ownership Form:      4.  Nature of Indirect
   (Instr. 4)                                    Beneficially Owned            Direct                   Beneficial Ownership
                                                 (Instr. 4)                    (D) or Indirect          (Instr. 5)
                                                                               (I) (Instr. 5)
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                                                                                                     By MCI WORLDCOM Global Networks
Common Stock, par value $.001 per share                15,766,792                   I                    U.S., Inc. (1)
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

            Potential persons who are to respond to the collection of information  contained in this form are not required to respond unless the form displays a currently valid OMB control number.
                                                                                                                              (Over)
                                                                                                                     SEC 1473 (3-99)

FORM 3 (CONTINUED)                       TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security   2. Date Exer-       3. Title and Amount of Securities    4. Conver-   5. Owner-      6. Nature of
   (Instr. 4)                        cisable and         Underlying Derivative Security    sion or         ship           Indirect
                                     Expiration           (Instr. 4)                       Exercise        Form of        Beneficial
                                     Date                                                  Price of        Deriv-         Ownership
                                    (Month/Day/Year)                                       Deri-           ative          (Instr. 5)
                                  ------------------------------------------------------   vative          Security:
                                  Date     Expira-            Title           Amount       Security        Direct
                                  Exer-    tion                               or                           (D) or
                                  cisable  Date                               Number                       Indirect
                                                                              of                           (I)
                                                                              Shares                       (Instr. 5)
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


Explanation of Responses:

(1) MCI WORLDCOM Global Networks U.S., Inc., a Delaware corporation, is an indirect wholly-owned subsidiary of WorldCom, Inc., a Georgia corporation. Represents shares of Common Stock of Telemonde, Inc. received upon conversion of $9 million of indebtedness owed to MCI WORLDCOM Global Networks, U.S., Inc. and MCI WorldCom Global Networks Limited, a Bermuda company. Does not include 9,917,356 shares of Common Stock of Telemonde, Inc. pledged by FastFirm Limited, a U.K. company, in favor of MCI WORLDCOM Global Networks U.S., Inc. and MCI WorldCom Global Networks Limited, as security for certain payment obligations of Telemonde, Inc. owing to such entities.


WORLDCOM, INC.




                    BY: /s/ SCOTT D. SULLIVAN                 September 19, 2000
                       ---------------------------------------------------------
                       ** Signature of Reporting Person              Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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